UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-31037
CUSIP Number: 296016108

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

eRoomSystem Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

150 Airport Road, Ste 1200

Address of Principal Executive Office (Street and Number)

Lakewood, NJ 08701

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K could not be filed within the prescribed time period because of delays in the audit of the Registrant’s financial statements. On March 23, 2017, the Board of Directors of Registrant approved the dismissal of Scrudato & Co., PA (“Scrudato”), as its independent registered public accounting firm, effective as of that date. Scrudato was engaged as its independent registered public accounting firm to audit the Company’s financial statements for the fiscal years ended December 31, 2015 and 2014. Scrudato’s dismissal was prompted by the revocation of its registration with the Public Company Accounting Oversight Board (“PCAOB”). The Registrant is in the process of engaging a new independent registered public accounting firm. The Registrant is a small company with limited resources available and is working diligently to complete this process without unreasonable effort and expense. This development has delayed the preparation of the financial report in the allotted time frame.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Gestetner	732	730-0116
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

                 eRoomSystem Technologies, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2017	By:	/s/ David A. Gestetner
Name: David A. Gestetner
Title: President, Chief Executive Officer, Secretary, and Chairman of the Board

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).